AB 3/16

11019983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
200

SEC FILE NUMBER
8-46766

KH 3/16

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Solutions, Inc.
dba United Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12950 Dairy Ashford Road
(No. and Street)

Sugar Land	Texas	77478-3102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Blair (281) 313-6166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/24

OATH OR AFFIRMATION

I, Richard Blair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Solutions, Inc. dba United Global Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANITA K. MOTT
Notary Public, State of Texas
My Commission Expires
August 08, 2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wealth Solutions, Inc.
dba United Global Securities, Inc.:

We have audited the accompanying statements of financial condition of Wealth Solutions, Inc. dba United Global Securities, Inc. (a Texas corporation) as of December 31, 2010 and 2009, and the related statements of income (loss), changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Solutions, Inc. dba United Global Securities, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek + Co., P.C.

Houston, Texas
February 28, 2011

WEALTH SOLUTIONS, INC.
dba UNITED GLOBAL SECURITIES, INC.

Statements of Financial Condition

December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 112,077	319,271
Accounts receivable from clients, commissions and fees receivable from insurance companies and mutual funds	197,816	30,961
Prepaid expenses	14,462	20,732
Securities owned - marketable, at market value	172,379	5,946
Automobiles, furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $164,553 and $133,060, respectively	75,815	107,308
	$ 572,549	484,218
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable - trade	$ 140,960	240,524
Accrued expenses	56,487	60,389
Total liabilities	197,447	300,913
Stockholder's equity:		
Common stock, no par value; authorized, issued and outstanding 2,000 shares	2,000	2,000
Additional paid-in capital	686,270	657,320
Retained earnings (deficit)	(313,168)	(476,015)
Total stockholder's equity	375,102	183,305
	$ 572,549	484,218

The accompanying notes are an integral part of these financial statements.

WEALTH SOLUTIONS, INC.
dba UNITED GLOBAL SECURITIES, INC.

Statements of Income (Loss)

Years ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Commissions and fees	$ 1,896,195	1,538,966
Unrealized losses	(4,796)	(1,467)
Interest and dividend income	6,872	3,308
Realized losses	(601)	-
Other income	54,049	-
	1,951,719	1,540,807
Expenses:		
Compensation and benefits	1,059,590	909,590
Occupancy	164,511	135,494
Travel and auto	62,794	53,436
Professional fees	143,890	107,434
Depreciation	31,493	64,821
Advertising and promotion	76,144	60,028
Telephone and communications	25,512	25,972
Regulatory fees and assessments	4,944	3,492
Other operating expenses	142,038	111,674
Settlements	-	261,042
	1,710,916	1,732,983
Net income (loss)	$ 240,803	(192,176)

The accompanying notes are an integral part of these financial statements.

WEALTH SOLUTIONS, INC.
dba UNITED GLOBAL SECURITIES, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2010 and 2009

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total stockholder's equity
Balance at December 31, 2008	$ 2,000	438,429	375,672	816,101
Contributions	-	218,891	-	218,891
Net loss	-	-	(192,176)	(192,176)
Distributions	-	-	(659,511)	(659,511)
Balance at December 31, 2009	2,000	657,320	(476,015)	183,305
Contributions	-	28,950	-	28,950
Net income	-	-	240,803	240,803
Distributions	-	-	(77,956)	(77,956)
Balance at December 31, 2010	$ 2,000	686,270	(313,168)	375,102

The accompanying notes are an integral part of these financial statements.

WEALTH SOLUTIONS, INC.
dba UNITED GLOBAL SECURITIES, INC.

Statements of Cash Flows

Years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 240,803	(192,176)
Adjustments to reconcile net income (loss) to net cash provided from (used in) operating activities:		
Depreciation	31,493	64,821
Realized losses	601	-
Unrealized losses	4,796	1,467
Changes in operating assets and liabilities:		
Receivable from clients, insurance companies and mutual funds	(166,855)	(972)
Prepaid expenses	6,270	(19,049)
Accounts payable and accrued expenses	(103,466)	19,790
Total adjustments	(227,161)	66,057
Cash provided from (used in) operating activities	13,642	(126,119)
Cash flows from investing activities:		
Decrease in certificates of deposit	-	706,366
Proceeds from sale of securities	96,911	-
Purchases of securities	(268,741)	-
Purchases of automobiles, office furniture, equipment and leasehold improvements	-	(4,827)
Cash provided from (used in) investing activities	(171,830)	701,539
Cash flows from financing activities:		
Distributions to stockholder	(77,956)	(628,889)
Contributions to capital from stockholder	28,950	218,891
Cash used in financing activities	(49,006)	(409,998)
Net increase (decrease) in cash	(207,194)	165,422
Cash at beginning of year	319,271	153,849
Cash at end of year	$ 112,077	319,271

The accompanying notes are an integral part of these financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

The nature of business and a summary of the significant accounting policies of Wealth Solutions, Inc. dba United Global Securities, Inc. is set forth below:

(a) Organization and nature of business - Wealth Solutions, Inc. dba United Global Securities, Inc. (The Company) was incorporated in Texas on October 4, 1993, and is located in Sugar Land, Texas. The Company changed its name from United Global Securities Inc. to Wealth Solutions, Inc. with the State of Texas effective November 9, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Company is also registered as an investment advisor with the Texas State Securities Board. Additionally, the Company is licensed as an insurance agency under state laws.

(b) Revenue recognition - Commissions are earned at the time the Company receives acceptance advices from third parties responsible for payment of the commissions and are recognized as of the date of the advice. Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made. Since commissions and fees are paid by national investment firms, no allowance for doubtful accounts is considered necessary.

Several annuity firms advance commissions due to the Company prior to when the commissions are earned. Commissions are advanced upon acceptance of the annuity application by the annuity firm. The commissions are not earned until the client funds are transferred to and accepted by the annuity firm. Commission refunds and charge-backs are normally recognized when the Company is notified of policy cancellation by an annuity issuer.

(c) Depreciation - Depreciation of furniture and equipment is provided primarily on the accelerated method over the estimated useful lives of the assets of 5-7 years. Depreciation of automobiles and leasehold improvements is provided primarily on the straight line method over the estimated useful lives of the assets of 5 and 39 years, respectively.

(1) Nature of Business and Summary of Significant Accounting Policies, continued

(d) Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e) Management has evaluated whether events or transactions which have occurred after December 31, 2010, require recognition or disclosure in the statement of financial condition. The evaluation was conducted through February 28, 2011, which is the date the statement of financial condition was available for issuance.

(f) Statement of cash flows - For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market accounts and money market mutual funds, and short-term debt instruments with a maturity of three months or less. The Company distributed automobiles, with a net book value of $30,622, to the Company's stockholder in 2009. The Company paid income taxes of $5,428 and $13,598 in 2010 and 2009, respectively. The Company paid interest expense of $52,695 in 2009. No interest expense was paid in 2010.

(g) Cash - The Company maintains its cash in bank deposit accounts which at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(h) Advertising - The costs of advertising are expensed either as incurred or the first time the advertising takes place.

(i) Securities owned - Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings.

(1) Nature of Business and Summary of Significant Accounting Policies, continued

(j) The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

(k) The State of Texas franchise tax is incurred at the tax rate of 1% on gross revenue, less the larger of cost of goods sold, wages and related employee benefits, or a statutory 30% deduction to determine taxable income. The Company is also eligible to utilize a tax rate of .575% on gross revenue, without a deduction, if its gross revenue is not in excess of $10,000,000. The tax is accounted for as an expense during the period the revenue is recognized for financial statement purposes. Texas franchise tax of $6,673 and $10,878 is included in other operating expense for 2010 and 2009, respectively.

(2) Securities Owned and Fair Value

Securities owned are stated at fair value based on quoted market prices per national securities exchanges. Securities owned consist of 300 shares of NASDAQ Stock Market, Inc. and shares of two mutual funds.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market . Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(2) Securities Owned and Fair Value, continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted)in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the assets or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 1010 and 2009, consist of the Company's investment in securities and mutual funds measured at Level 1 inputs.

(3) Automobiles, Furniture, Equipment and Leasehold Improvements

Automobiles, furniture and equipment consist of the following at December 31,:

	2010	2009
Equipment	$ 54,875	54,875
Furniture	172,978	172,978
Leasehold improvements	12,515	12,515
	$ 240,368	240,368

(4) Employee Benefit Plans

The Company has a money purchase retirement plan covering employees with two years of service. A minimum of 10% of compensation of eligible employees must be contributed to the Plan. The plan expense for the years ended December 31, 2010 and 2009, was $53,174 and $40,784, respectively.

(5) Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships.

(6) Settlements

The Company refunded $208,347 and interest of $52,695 in 2009 in connection with commissions the Company received in prior years from the surrender of annuities by its customers and repurchase of new variable annuities twice within an 18 month period by such customers.

(7) Operating Leases

The Company leases its office space from Worldwide Ventures LP, an entity under common control as the Company, under an operating lease expiring December 31, 2014. Rental expense of $144,000 and $110,340, respectively, on office space was incurred for the years ended December 31, 2010 and 2009. Additionally, the Company paid Worldwide Ventures, LP approximately $24,500 in various expense reimbursements during 2010. Minimum future rental payments under the noncancelable operating lease for each of the next five years and in the aggregate as of December 31, 2010, are as follows:

2011	$ 144,000
2012	144,000
2013	144,000
2014	144,000
Total minimum future rental payments	$ 576,000

(8) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2010, the Company had net capital of $56,152, which exceeded its required net capital of $13,163 by $42,989. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $13,075. The Company's ratio of aggregate indebtedness to net capital was 3.52 to 1. There were no liabilities subordinated to the claims of general creditors during 2010.

Schedule I

WEALTH SOLUTIONS, INC.
dba UNITED GLOBAL SECURITIES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net capital:		
Total stockholder's equity		$ 375,102
Less nonallowable assets:		
Accounts receivable and commissions and fees receivable	$ 197,816	
Prepaid expenses	14,462	
Furniture, equipment and leasehold improvements, net	75,815	
	288,093	
Other deductions/charges	5,000	293,093
Net capital before haircuts on securities positions		82,009
Haircuts on securities - stock and mutual funds		25,857
Net capital		$ 56,152
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable		$ 140,960
Accrued expenses		56,487
Total aggregate indebtedness		$ 197,447
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 13,163
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 13,163
Net capital in excess of required minium		$ 42,989
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 36,407
Ratio of aggregate indebtedness to net capital		3.52 to 1

CONKLIN HRUZEK & CO., P.C.

WEALTH SOLUTIONS, INC.
dba UNITED GLOBAL SECURITIES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Continued

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010, as amended):	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 103,486
Audit adjustments:	
Accounts payable and accrued expenses	(68,815)
Marketable securities, net of increase in haircuts of $24,789	26,481
Other	(5,000)
Net capital per the preceding page	$ 56,152

WEALTH SOLUTIONS, INC.
dba UNITED GLOBAL SECURITIES, INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2010

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934. Paragraph (k)(1) of the rule specifies that a broker-dealer must meet all of the following conditions to be exempt from SEC Rule 15c3-3:

- Its dealer transactions (as principal for its own account) must be limited to the purchase, sale and redemption of mutual funds and interests in insurance company separate accounts;

- Its transactions as broker (agent) are limited to the sale and redemption of mutual funds and interests in insurance company separate accounts; the sale of securities of customers to obtain funds for immediate reinvestment in a mutual fund; and the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States government.

- It promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money to, customers.

As of and for the year ended December 31, 2010, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(1) of Rule 15c3-3.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Wealth Solutions, Inc.
dba United Global Securities, Inc.:

In planning and performing our audit of the financial statements of Wealth Solutions, Inc. dba United Global Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such as that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of Wealth Solutions, Inc. dba United Global Securities, Inc. for the year ended December 31, 2010, and this report does not affect our report thereon dated February 28, 2011.

> The Company does not have segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Company and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 28, 2011

WEALTH SOLUTIONS, INC.
dba UNITED GLOBAL SECURITIES, INC.

Independent Accountants' Report on Applying Agreed-Upon Procedures to an Entity's SIPC Assessment Reconciliation

December 31, 2010

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Wealth Solutions, Inc.
dba United Global Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Wealth Solutions, Inc. dba United Global Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Wealth Solutions, Inc. dba United Global Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wealth Solutions, Inc. dba United Global Securities, Inc.'s management is responsible for the Wealth Solutions, Inc. dba United Global Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries consisting of the check register detail and the general ledger posting of the disbursements, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting additional revenue of $227,869 from the sale of variable annuities, from the business of insurance, and from investment advisory services rendered to registered investment companies or insurance company separate accounts;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers with the income statement for the period which reflects account balances representing the adjustments, noting additional deductions of $227,869 from the sale of variable annuities, from the business of insurance, and from investment advisory services rendered to registered investment companies or insurance company separate accounts;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and the income statement for the period which reflects account supporting adjustments, noting no differences, and noted that the assessment is unchaged by the exceptions noted in items 2 and 3 above as the exceptions offset; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed, noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 28, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046766 FINRA DEC
WEALTH SOLUTIONS INC 19*19
UNITED GLOBAL SECURITIES INC
12950 DAIRY ASHFORD RD
SUGAR LAND TX 77478-3102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard D. Blair 281-313-6166

2. A. General Assessment (item 2e from page 2) $ 1

B. Less payment made with SIPC-6 filed (exclude interest) (150)

07-28-2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) <149>

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ <149>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(149)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wealth Solutions Inc.
United Global Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 25 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY, 2010 and ending DECEMBER, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1 723 850
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1 722 096
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1173
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1723 269
2d. SIPC Net Operating Revenues	$ 581
2e. General Assessment @ .0025	$ 1
	(to page 1, line 2.A.)

WEALTH SOLUTIONS, INC.
dba UNITED GLOBAL SECURITIES, INC.

Independent Accountants' Report on
Applying Agreed-Upon Procedures to an
Entity's SIPC Assessment Reconciliation

December 31, 2010

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Wealth Solutions, Inc.
dba United Global Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Wealth Solutions, Inc. dba United Global Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Wealth Solutions, Inc. dba United Global Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wealth Solutions, Inc. dba United Global Securities, Inc.'s management is responsible for the Wealth Solutions, Inc. dba United Global Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries consisting of the check register detail and the general ledger posting of the disbursements, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting additional revenue of $227,869 from the sale of variable annuities, from the business of insurance, and from investment advisory services rendered to registered investment companies or insurance company separate accounts;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers with the income statement for the period which reflects account balances representing the adjustments, noting additional deductions of $227,869 from the sale of variable annuities, from the business of insurance, and from investment advisory services rendered to registered investment companies or insurance company separate accounts;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and the income statement for the period which reflects account supporting adjustments, noting no differences, and noted that the assessment is unchaged by the exceptions noted in items 2 and 3 above as the exceptions offset; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed, noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 28, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046766 FINRA DEC
WEALTH SOLUTIONS INC 19*19
UNITED GLOBAL SECURITIES INC
12950 DAIRY ASHFORD RD
SUGAR LAND TX 77478-3102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard D. Blair 281-313-6166

2. A. General Assessment (item 2e from page 2) $ 1

B. Less payment made with SIPC-6 filed (exclude interest) (150)

07-28-2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) <149>

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ <149>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ______

H. Overpayment carried forward $(149)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wealth Solutions Inc.
United Global Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 25 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY, 2010
and ending DECEMBER, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,723,850
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,722,096
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,173
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,723,269
2d. SIPC Net Operating Revenues	$ 581
2e. General Assessment @ .0025	$ 1

(to page 1, line 2.A.)

WEALTH SOLUTIONS, INC
dba UNITED GLOBAL SECURITIES, INC.

Financial Statements and Supplemental Schedules
with Independent Auditors' Report Thereon, and
Independent Auditors' Report on Internal Control

December 31, 2010 and 2009

CONKLIN HRUZEK & CO., P.C.